

Shara Hughes (b. 1981)

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After reviewing 45 others, we privately secured the Painting after being owned by the same collector since its original sale by Berggruen Gallery following their 2018 exhibition of the work in "Shara Hughes: Sticks and Stones".

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Initial Offering Price

$1,221,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

45.7%

Sharpe Ratio (1995-2021)	watch video
Shara Hughes	Not enough data
All Art	0.55
S&P 500	0.56

53% Progress

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WHY WE LIKE THIS PAINTING

MASTERWORKS

- Shara Hughes is one of the most exciting contemporary painters working -today, widely regarded for her bright landscapes and interior scene.
- According to an ArtTactic report from October 2022, auction prices for Hughes' work have reached approximately $19 million year to date, which represented a 141.6% increase year-over-year. As of October 2022, Hughes accounted for 37% of all sales by young female artists in 2022, a buoyant subsection of the contemporary and ultra contemporary sector.
- Over the past few years, Hughes' market has become a global one with solo exhibitions held in London, Munich, Shanghai, and Zurich among others.
- Our acquisitions team has been offered over 40 examples of work by Shara Hughes from around the world, some of which are in excess of $1 million. Of these 45 works, this is the second to be offered on the Masterworks platform.
- Executed in 2018, the Painting is a characteristic example of Shara Hughes' "invented" landscapes, which employ expressive brushwork and vivid color, and depicts an an abstracted desert landscape with chromatic cliffs and diaphanous clouds, recalling the fantastical landscapes of artists like David Hockney, and may also reference Hanri Matisse's Fauvist works.
- Examples of Hughes' work similar to the Painting are included in the collections of several important public institutions, including the Metropolitan Museum of Art and the Whitney Museum of American Art, among others.
- As of January 23, 2022, "invented" landscapes similar in period and scale to the Painting have achieved prices in excess of $1.5 million at auction, including: *Spins from Swiss* (2017), which sold for $2,940,000 in May 2022, *Naked Lady* (2019), which sold for $2,712,916 in March 2022, and *Ignoring the Present* (2018), which is the same size as the Painting, and sold for $1,744,000 in March 2022. These works represent the artist's top three auction records, respectively.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$10,733,980	26

SHARA
HUGHES

b. 1981, UNITED STATES

Oil, acrylic, and spray paint on canvas | 68 × 60 in. (173 × 152 cm.)

Shara Hughes is a contemporary artist regarded for her bright landscapes and interior scenes, rendered in a range of painterly mediums.



$1,221,000
INITIAL OFFERING

45.7%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a characteristic example of Shara Hughes' "invented" landscapes, which employ expressive brushwork and vivid color. Executed in 2018, the Painting depicts an abstracted desert landscape with chromatic cliffs and diaphanous clouds. Hughes' unconventional perspective and arbitrary use of color recall the fantastical landscapes of artists like David Hockney, and may also reference Hanri Matisse's Fauvist works. In addition to the Painting's striking composition, Hughes employs gestural mark-making with spontaneous brushwork and visible spray paint drips. She often mixes pigments directly on the canvas and emphasizes that her process is largely intuitive. She states: "I don't mix up palettes or lay anything out, so when I'm painting, I'm reacting to what I've just done...that's why my work seems alive and playful." Examples of Hughes' work similar to the Painting are included in the collections of several important public institutions, including the Metropolitan Museum of Art and the Whitney Museum of American Art, among others. As of January 11, 2023, "invented" landscapes similar in period and scale to the Painting have achieved prices in excess of $1.5 million at auction. There are led by: *Spins from Swiss* (2017), which sold for $2,940,000 at Christie's, New York, on May 10, 2022, *Naked Lady* (2019), which sold for £2,031,500 ($2,712,916) at Sotheby's, London on March 2, 2022, and *Ignoring the Present* (2018), which is the same size as the Painting, and sold for $1,744,000 at Sotheby's, New York, on March 11, 2022. These works represent the artist's top three auction records, respectively. The Painting's subject, execution, and scale make it a commercial and desirable work by Shara Hughes.

AS OF JANUARY 11, 2023, HER TOP AUCTION PRICES ARE LED BY *SPINS FROM SWISS* (2017), WHICH SOLD FOR $2,940,000 AT CHRISTIE'S, NEW YORK, ON MAY 10, 2022, *NAKED LADY* (2019), WHICH SOLD FOR £2,031,500 ($2,712,916) AT SOTHEBY'S, LONDON ON MARCH 2, 2022, AND *IGNORING THE PRESENT* (2018), WHICH SOLD FOR $1,744,000 AT SOTHEBY'S, NEW YORK, ON MARCH 11, 2022.

As of January 11, 2023, auction prices for Shara Hughes' works have soared, with her top ten price records set within the last two years. In 2022 alone, seven paintings have set records, signaling high demand for her work. According to an ArtTactic report from October 2022, auction prices for Hughes' work have reached approximately $19 million year to date, which represents a 141.6% increase year over year. The artist accounts for 37% of all sales by young female artists, a buoyant subsection of the contemporary and ultra contemporary sector. As of January 11, 2023, her top auction prices are led by *Spins from Swiss* (2017), which sold for $2,940,000 at Christie's, New York, on May 10, 2022, *Naked Lady* (2019), which sold for £2,031,500 ($2,712,916) at Sotheby's, London on March 2, 2022, and *Ignoring the Present* (2018), which sold for $1,744,000 at Sotheby's, New York, on March 11, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$3.0M
$2.3M
$1.5M
$0.8M
2018
2019
2020
2021
2021
2022

Shara Hughes (b. 1981, Atlanta, GA) is a contemporary artist regarded for her bright landscapes and interior scenes, rendered in a range of painterly mediums. She earned a BFA from the Rhode Island School of Design in 2004, and in 2011, she studied at the Skowhegan School of Painting and Sculpture in Madison, ME. Since then, Hughes has attracted international attention with her bold, colorful paintings, which often depict fantastical locales and landscapes. After an early 2012 solo exhibition at American Contemporary Gallery in New York, Hughes was the subject of two successive solo institutional shows at Atlanta Contemporary and the Museum of Contemporary Art of Georgia in 2013 and 2014. In 2017, the artist participated in the Whitney Biennial, where she was honored with a dedicated room for her landscape paintings. Other recent exhibitions include 2022 solo shows at FLAG Art Foundation in New York and the Kunstmuseum in Luzern, Switzerland. Her work was the subject of a 2021 exhibition at the Yuz Museum in Shanghai, which marked the artist's first solo show in Mainland China, as well as exhibitions at the Contemporary Art Museum St. Louis, the Garden Museum in London, and the Aspen Museum of Art. Hughes' work is included in several important collections, including the Metropolitan Museum of Art in New York, the Rachofsky Collection in Dallas, the Smithsonian American Art Museum in Washington D.C., and the Whitney Museum of Art, New York, among others.





SHARA HUGHES



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Shara Hugheswith the following criteria: colorful landscape paintings on canvas, executed 2016 to present that measure 45 inches by 45 inches to 90 inches by 90 inches. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 45.7% CAGR implied from selected sales occurring from October 5, 2018 to November 18, 2022.

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